KW 3/8



13013870

OMB APPROVAL

OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden hours per response...12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

Washington DC 405

SEC FILE NUMBER
8-49342

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 01, 2012___ ENDING___December 31, 2012___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Trident Partners, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Crossways Park Drive
_____
(No. and Street)

Woodbury _____ New York _____ 11797 _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Schantz _____ 516-681-9100 _____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
_____
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).

Sec 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

DD 3/9/13

OATH OR AFFIRMATION

I,_____Brian Schantz_____swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Trident Partners, Ltd.._____, as of

December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public   2/27/2013

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Trident Partners, Ltd
Woodbury, New York

We have audited the accompanying statement of financial condition of Trident Partners, Ltd, (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trident Partners, Ltd as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2013

TRIDENT PARTNERS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	51,661
Due from clearing brokers		289,009
Prepaid expenses		35,436
	$	376,106

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$	53,970
Due to affiliate		9,614
Accounts payable and accrued expenses		160,351
		223,935

Stockholder's equity

Capital stock, no par value; 200 shares authorized;	
10 shares issued and outstanding	15,000
Paid-in capital	1,288,148
Retained earnings (deficit)	(1,150,977)
	152,171
	$ 376,106

See notes to financial statements

-3-

TRIDENT PARTNERS, LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUES

Commissions	$ 3,338,540
Other income	639,049
	3,977,589

EXPENSES

Commissions and clearing expense	2,379,758
Salaries and payroll related expenses	736,306
Professional fees	112,949
Occupancy	94,216
Operating expenses	790,284
	4,113,513

NET LOSS	$ (135,924)

See notes to financial statements

TRIDENT PARTNERS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities

Net loss	$ (135,924)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Due from clearing brokers	45,045
Securities owned	840
Prepaid expenses and other assets	79,301
Due from affiliate	(10,446)
Commission payable	(22,501)
Accounts payable and accrued expenses	23,539
Total adjustments	115,778
Net cash used in operating activities	(20,146)

Cash flows from financing activities

Proceeds from capital contribution	25,000
Net cash provided by financing activities	25,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	4,854
CASH AND CASH EQUIVAIENTS - BEGINNING	46,807
CASH AND CASH EQUIVALENTS - END	$ 51,661

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income taxes	$ 3,926

See notes to financial statements

-5-

TRIDENT PARTNERS, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance - beginning	$ 15,000	1,263,148	$ (1,015,053)	$ 263,095
Capital Contribution		25,000		$ 25,000
Net Loss	-	-	(135,924)	(135,924)
Balance - end	$ 15,000	$ 1,288,148	$ (1,150,977)	$ 152,171

See notes to financial statements

-6-

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. ORGANIZATION AND NATURE OF BUSINESS

Trident Partners, Ltd. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company had no liabilities subordinated to claims of creditors during the year ended December 31, 2012.

2. SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Securities owned are recorded at current market values. Securities not readily marketable are valued at fair market value as determined by management, which approximates estimated realizable value. Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions applicable to the securities or to the Company.

Valuation of Investments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no Level 1, 2 or Level 3 assets as of December 31, 2012.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, RBC Capital Markets LLC, located in New York, NY. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing firm record customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, control off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors

TRIDENT PARTNERS, LTD.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

compliance with the applicable limits and industry regulations on a daily basis.

The Company's main office is located in Woodbury, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts exceeded Federal Deposit Insurance Corporation limits.

Income taxes

Deferred income tax assets and liabilities arise from operating loss carry forwards, other carry forwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. In addition to future tax benefits from carry forwards, deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations.

The Company has been named as defendant in 2 customer initiated arbitration claims that alleges fraud, breach of contract, negligent supervision and violation of federal and state securities laws and claim damages of approximately $280,000 and $100,000, respectively. The Company has denied the allegations and subsequent to December 31, 2012 has engaged in mediation negotiations. Although the ultimate outcome of potential and current litigation involving the Company cannot be predicted with certainty, the Company's management does not expect such litigation to have a material adverse effect on the Company's financial position or results of operations.

4. INCOME TAXES

There was no provision for income taxes for the year ended December 31, 2012 due to net operating loss carryovers from prior years. The Company has net operating losses for tax purposes of approximately $512,000 that expire by 2030 available to offset future taxable income.

Based on the Company's earnings and the amount of income that could be utilized in carry back years, and the uncertainty of future taxable income, it is not possible to determine whether deferred tax assets arising from these losses will be realized. Accordingly, a 100% valuation allowance has been established to reduce deferred tax assets to zero.

5. 401(k) RETIREMENT PLAN

The Company sponsors a 401(k) retirement plan covering substantially all employees. Eligible participants may make contributions to the plan up to amounts specified in the plan. The Company does not make contributions to the plan.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with First Clearing Corp. First Clearing Corp. carries all of the accounts of such customers and maintains and preserves such books and records.

7. COMMITMENTS AND CONTINGENCIES

Lease

The Company leases office space in Woodbury, New York. Rent expense for the year ended December 31, 2012 was approximately $92,000.

Minimum future rental payments are approximately as follows:

2013	$	96,000
2014		99,000
2015		38,000
	$	233,000

9. RELATED PARTY TRANSACTIONS

The Company has a balance payable of $9,614 from an affiliated company, Trident Advisors, Inc. which is non-interest bearing and due on demand.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $116,491, which was $101,562 in excess of its required net capital of $14,929. The Company had a percentage of aggregate indebtedness to net capital of 192% as of December 31, 2012.

11. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2012 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

NET CAPITAL

Stockholders' equity	$	152,171
Deductions and/or charges		
Nonallowable assets		35,680
Net capital before undue concentration and haircuts on securities positions		116,491
Haircuts and undue concentrations		-
NET CAPITAL	$	116,491
AGGREGATE INDEBTEDNESS	$	223,935
MINIMUM NET CAPITAL REQUIRED (6 2/3% OF AGGREGATE INDEBTEDNESS)	$	14,929
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	101,562
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		192%

Statement Pursuant to Paragraph (d)(4)of Rule 17a-5:
There were no material differences with respect to the computation of net
capital calculated above and the Company's computation included in Part IIA
of Form X-17a-5 as of December 31, 2012.

See independent auditor's report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Trident Partners, Ltd.
Woodbury, New York

In planning and performing our audit of the financial statements of Trident Partners, Ltd. (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2013

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Trident Partners, Ltd.
Woodbury, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Trident Partners, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated regulatory authority, solely to assist you and the other specified parties in evaluating Trident Partners, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Trident Partners, Ltd.'s management is responsible for Trident Partners, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences. The company did not file Form SIPC-6 and accordingly no assessment payment was made prior to the SIPC-7;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Silling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
049342   FINRA   DEC
TRIDENT PARTNERS LTD        13*13
ATTN: MICHELLE CERINI
181 CROSSWAYS PARK DR
WOODBURY NY 11797-2016
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 9944

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (   )

   _____
   Date Paid
   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   413

   F. Total assessment balance and interest due (or overpayment carried forward) $ 10,357

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 10,357

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trident Partners, LTD
(Name of Corporation, Partnership or other organization)

Michelle C.
(Authorized Signature)

Dated the 28 day of February 20 13.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
_____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030) $ 3,972,569

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

      Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      _____   _____

      (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)   _____

      Total deductions

2d. SIPC Net Operating Revenues $ 3,972,569

2e. General Assessment @ .0025 $ 9,944

                                                            (to page 1, line 2.A.)

2